Exhibit 99.1

NEWS RELEASE

May 23, 2019 - For Immediate Release

Great Panther Provides Information for Annual General Meeting and Special Meeting of Shareholders

GREAT PANTHER MINING LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”, the “Company”) is pleased to announce that it has mailed a notice of meeting and information circular to its shareholders of record as of May 7, 2019 in connection with its Annual General and Special Meeting of shareholders to be held at Suite 1330, 200 Granville Street, Vancouver, British Columbia on Monday, June 24, 2019, at 11:00 a.m. (Pacific Time).

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

Great Panther encourages shareholders to read the meeting materials, which have been filed on SEDAR at www.sedar.com and are on our website at www.greatpanther.com/investors/reports-filings/agm/.

MEETING MATTERS

Shareholders will be asked to vote on the following:

1.	to set the number of Directors at eight;
2.	to elect Directors of the Company to hold office until the close of the next annual general meeting;
3.	to appoint an auditor of the Company to serve until the close of the next annual general meeting and to authorize the directors to fix their remuneration; and,
4.	to ratify and approve the amended and restated Shareholder Rights Plan Agreement for continuation for a further three-year period, as described in the accompanying Information Circular.

The Board of Directors of Great Panther recommends that shareholders vote FOR all proposed items.

SHAREHOLDER QUESTIONS

Great Panther shareholders who have questions about the information circular, or require assistance with voting their shares can contact our proxy solicitation agent, Laurel Hill Advisory Group:

Laurel Hill Advisory Group
North America Toll Free:	1 877 452 7184
Collect Calls Outside North America:	1 416 304 0211
Email:	assistance@laurelhill.com

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther is also evaluating the restart of the Coricancha project in Peru and expects to make a decision on whether or not to restart the project in June 2019.

For more information, please contact:

Alex Heath, CFA
Director, Corporate Development & Investor Relations
Toll free:	1 888 355 1766
Tel:	+1 604 638 8956
aheath@greatpanther.com
www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2